EXHIBIT 99.1

Endeavour Silver Reports Temporary Reduced Capacity at its Guanacevi Mine

VANCOUVER, British Columbia, Sept. 22, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) has identified a mechanical issue affecting the primary ball mill at its Guanacevi Mine.

The mill has been taken offline as of September 21, while preparations are completed to replace the mill head and trunnion, both of which are available on site. The Company expects the repairs to be completed within approximately three weeks and is coordinating with third-party service providers to expedite the replacement.

During the repair period, the regrind circuit will be configured to operate at a reduced throughput of 600 tonnes per day (tpd), compared to ordinary course capacity of approximately 1,100 tpd.

Mining operations will continue uninterrupted. The cost of replacing the affected components is expected to be minimal, as the necessary parts are already in inventory on site.

About Endeavour Silver – Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Contact Information

Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the suspension of processing at Guanacevi, timing for completion of repairs at the Guanacevi mill, the availability and assessment of alternative processing methods, the volume of throughput achievable through the secondary circuit, and the expected impact of this reduced capacity on Q3 production at Guanacevi. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such risk factors include but are not limited to the failure to complete repairs at the Guanacevi mill in a timely manner and at the expected nominal cost, the effectiveness of alternative processing methods, adverse changes in commodity prices, greater than anticipated adverse impact on annual production levels, anticipated costs and all in sustaining costs; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability to complete repairs at the Guanacevi mill in a timely manner, the availability of alternative processing methods, the continued operation of the Company’s mining operations, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.